FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the 24th of May, 2006

M-SYSTEMS FLASH DISK PIONEERS LTD.
(Translation of registrant's name in English)

7 Atir Yeda St.
Kfar Saba 44425, Israel
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F                                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                   No

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                                            .

This Form 6-K is incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-129291).

The following tables set forth certain previously announced unaudited financial information concerning the Company’s results of operations and financial condition for the quarter ended March 31, 2006.

Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,
	2006	2005
	Unaudited
Revenues	$219,110	$116,995
Costs and expenses:
Costs of goods sold	174,348	85,323
Research and development, net	11,121	7,930
Selling and marketing	13,239	7,867
General and administrative	4,457	2,291
Total costs and expenses	203,165	103,411
Operating income	15,945	13,584
Financial income, net	1,366	1,562
Other income, net	1,184	—
Income before taxes on income	18,495	15,146
Taxes on income	1,414	—
Income after taxes on income	17,081	15,146
Equity in losses of an affiliate	(1,208)	(963)
Minority interest in earnings of a subsidiary	(8,823)	(8,084)
Net income	$7,050	$6,099
Basic net earnings per share	$0.19	$0.17
Diluted net earnings per share	$0.17	$0.16
Weighted average number of Ordinary shares used in computing basic net earnings per share	37,596,152	35,748,892
Weighted average number of Ordinary shares used in computing diluted net earnings per share	42,274,887	38,915,901

Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	March 31, 2006	December 31, 2005
	Unaudited
ASSETS
Cash, cash equivalents, short-term bank deposits and marketable securities	159,906	186,334
Trade receivables, net	120,869	131,857
Related party trade receivables	4,637	2,951
Inventories	75,647	76,326
Other accounts receivable and prepaid expenses	12,401	15,153
Severance pay funds	5,021	4,821
Long-term investments and long-term receivables	5,696	5,922
Property and equipment, net	31,288	29,462
Deferred charges	93,715	71,544
Other assets, net	41,072	41,195
Minority interest in subsidiary	—	2,167
Total assets	$550,252	$567,732
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	84,407	121,792
Excess of losses over investment in equity method affiliate	3,853	2,646
Deferred revenues	1,333	2,280
Other accounts payable and accrued expenses	26,839	27,705
Total current liabilities	116,432	154,423
LONG-TERM LIABILITIES:
Convertible Senior Notes	71,401	71,380
Accrued severance pay	6,249	6,133
Other long-term liabilities	3,994	4,187
Total long-term liabilities	81,644	81,700
MINORITY INTEREST IN SUBSIDIARY	2,782	—
SHAREHOLDERS' EQUITY
Share capital	10	10
Additional paid-in capital	317,782	307,185
Accumulated other comprehensive income	3,953	3,815
Retained earnings	27,649	20,599
Total shareholders' equity	349,394	331,609
Total liabilities and shareholders' equity	$550,252	$567,732

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date: May 24, 2006	By: /s/ Ronit Maor
Title: Chief Financial Officer